EXHIBIT 99.1

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

1

China Liberal Education Holdings Limited

2

China Liberal Education Limited

Condensed Consolidated Balance Sheets

	As of	As of
	June 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$12,167,658	$13,650,071
Account receivables, net	645,530	1,047,809
Advance to suppliers	-	44,105
Inventories, net	180,774	193,738
Prepaid expenses and other current assets, net	423,284	3,475,714
TOTAL CURRENT ASSETS	$13,417,246	$18,411,437
NON-CURRENT ASSETS
Goodwill on acquisitions	73,676,370	73,676,370
Property and equipment, net	8,762,072	10,194,930
Land use right, net	1,185,530	1,269,436
Intangible assets, net	375,151	423,272
Right-of-use assets	-	13,107
TOTAL NON-CURRENT ASSETS	83,999,123	$85,577,115

TOTAL ASSETS	$97,416,369	$103,988,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$405,331	$878,429
Contract liabilities	-	7,772,227
Short-term bank loans	31,519	20,784
Taxes payable	1,346,780	1,354,965
Due to a related party	2,848,203	390,550
Lease liability	-	10,887
Loans from third parties	2,013,776	975,716
Accrued expenses and other current liabilities	6,336,987	8,584,892
TOTAL CURRENT LIABILITIES	$12,982,596	$19,988,450

NON-CURRENT LIABILITY
Contingent consideration	21,515,801	21,515,801
TOTAL LIABILITY	$34,498,397	$41,504,251

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 31,598,333 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	$31,598	$31,598
Additional paid-in capital	63,191,010	63,191,010
Statutory reserve	1,083,661	1,006,384
Accumulated deficits	(1,529,271)	(1,828,205)
Accumulated other comprehensive income	140,974	83,514
Total shareholders’ equity	$62,917,972	$62,484,301

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,416,369	$103,988,552

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2023	2022

REVENUE	$9,023,504	$2,737,410
COST OF REVENUE	(6,437,408)	(452,663)
GROSS PROFIT	2,586,096	2,284,747

OPERATING EXPENSES
Allowance for doubtful accounts	(24,554)	-
Selling expenses	(230,290)	(110,612)
General and administrative expenses	(2,354,472)	(689,001)
Total operating expenses	(2,609,316)	(799,613)

(LOSS) INCOME FROM OPERATIONS	(23,220)	1,485,134

OTHER INCOME
Interest income	1,848	8,673
Interest expenses	(119,479)	-
Government subsidy income	164,006	-
Other income, net	355,022	9,110
Total other income, net	401,397	17,783

INCOME BEFORE INCOME TAXES	378,177	1,502,917
INCOME TAX EXPENSE	(1,966)	(42)
NET INCOME	$376,211	$1,502,875

COMPREHENSIVE INCOME
Total currency translation differences arising from consolidation	57,460	(551,890)
TOTAL COMPREHENSIVE INCOME	$433,671	$950,985

Earnings per share
Basic and diluted	$0.01	$0.09

Weighted average number of shares outstanding
Basic and diluted	31,598,333	17,627,339

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

					Retained	Accumulated
			Additional		earnings	other	Total
	Ordinary shares		paid in	Statutory	(accumulated	comprehensive	shareholders’
	Shares	Amount	capital	reserve	deficits)	(loss) gain	equity
Balance as of December 31, 2021	13,848,333	$13,848	$40,686,311	$719,804	$147,278	$391,147	$41,958,388

Issuance of ordinary shares, net	8,000,000	8,000	11,981,949	-	-	-	11,989,949
Net income	-	-	-	-	1,502,875	-	1,502,875
Appropriation to statutory reserve	-	-	-	178,601	(178,601)	-	-
Foreign currency translation gain	-	-	-	-	-	(551,890)	(551,890)

Balance as of June 30, 2022	21,848,333	$21,848	$52,668,260	$898,405	$1,471,552	($160,743)	$54,899,322

Balance as of December 31, 2022	31,598,333	31,598	63,191,010	1,006,384	(1,828,205)	83,514	62,484,301

Net income	-	-	-	-	376,211	-	376,211
Appropriation to statutory reserve	-	-	-	77,277	(77,277)	-	-
Foreign currency translation loss	-	-	-	-	-	57,460	57,460

Balance as of June 30, 2023	31,598,333	31,598	63,191,010	1,083,661	(1,529,271)	140,974	62,917,972

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net income	$376,211	$1,502,875
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowance for accounts receivable	(53,507)	-
Allowance for inventory	3,645	-
Allowance for prepaid expenses and other current assets	78,061	-
Depreciation of property and equipment	1,034,004	7,402
Amortization of intangible assets	32,064	-
Amortization of land use right	22,805	-
Changes in operating assets and liabilities:
Accounts receivable, net	418,853	(858,161)
Contract receivable, net	-	1,972,732
Advance to suppliers	43,652	4,415,107
Inventory, net	-	(25,401)
Prepaid expenses and other current assets	3,561,065	40,899
Accounts payable	(447,642)	(77,703)
Contract liabilities	(8,330,439)	(285,832)
Taxes payable	60,333	11,175
Operating lease liabilities	2,197	-
Accrued expenses and other current liabilities	(1,891,144)	99
Net cash (used in) provided by operating activities	(5,089,842)	6,703,192

Cash flows from investing activities
Purchase of property and equipment	(64,586)	-
Prepayment for acquisitions	-	(39,137,623)
Net cash used in investing activities	(64,586)	(39,137,623)

Cash flows from financing activities
Proceeds from advance from a related party	2,454,258	313,966
Proceeds from loans from third parties	1,252,108	-
Net proceeds from issuance of ordinary shares	-	11,989,949
Net cash provided by financing activities	3,706,366	12,303,915

Effect of changes of foreign exchange rates on cash	(34,351)	(298,326)
Net decrease in cash	(1,482,413)	(20,428,842)
Cash, beginning of period	13,650,071	32,678,421
Cash, end of period	$12,167,658	$12,249,579

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% of the equity interests of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Boya Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% of the equity interests of Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (the “PRC” or “China”), with a registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned a 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest was owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into certain share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing, pursuant to which Boya Hong Kong acquired the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

Chia Liberal Fujian Education Technology Group Co., Ltd (“China Liberal Fujian”) was formed on April 19, 2021 in the PRC, with the registered capital of RMB50 million ($7.9 million). China Liberal Beijing owns 100% of the equity interests of China Liberal Fujian.

On July 14, 2022, the Company closed the transactions contemplated by that certain stock purchase agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom Cultural Development Co., Ltd., the acquired company (“Oriental Wisdom”), and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

On September 2, 2022, the Company closed the transactions contemplated by that certain stock purchase agreement entered into on February 1, 2022 by and among the Company, Wanwang Investment Limited, the acquired company (“Wanwang”), Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, Fuzhou Melbourne Polytechnic (“FMP”) and Strait College of Mingjiang University (“Strait College”).

On November 2, 2022, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AIWAYS Holdings Limited (“AIWAYS”), a global new energy vehicle brand, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company. For the purposes of consummating the transactions contemplated by the Merger Agreement, Aiways Automobile Holdings Limited (“Aiways Automobile”) and Aiways Merger Sub Limited (“Aiways Merger Sub”) were both formed in the Cayman Islands on September 29, 2022. On April 30, 2023, the Company terminated the Merger Agreement with AIWAYS in accordance with the termination provisions of the Merger Agreement, effective the same day. By virtue of terminating the Merger Agreement, the Support Agreement and the Company Voting Agreement, as such terms are defined in the Merger Agreement, were also terminated.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the PRC under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of college operations (prior to August 2022, this line of business was services under Sino-foreign Jointly Managed Academic Programs), sales of textbooks and course material, Overseas Study Consulting Services, technological consulting services provided for targeted Chinese universities / colleges to help them improve their data management system and to optimize their teaching and operating environment (see Note 2). In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of June 30, 2023 were set out below:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
China Liberal	February 25, 2019	Cayman Islands	Parent	Investment holding
Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding
Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding
China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider
China Liberal Fujian	April 19, 2021	Fuzhou, PRC	100%	Education service provider
Oriental Wisdom	August 17, 2009	Beijing, PRC	100%	Education service provider
Wanwang	March 23, 2018	BVI	100%	Holding company
Wan Zhong (H. K.) Education Investment Co., Ltd (“Wan Zhong”)	July 20, 2016	Hong Kong	100%	Holding company
Fujian Wanzhong Education Investment Management Co., Ltd (“Fujian Wanzhong”)	December 12, 2008	Fujian, China	100%	Holding company
Aiways Automobile	September 29, 2022	Cayman Islands	100%	Investment holding
Aiways Merger Sub	September 29, 2022	Cayman Islands	100%	Investment holding
Fuzhou Melbourne Polytechnic (“FMP”)	January 24, 2017	Fujian, China	Control through agreements	Education program to college students
Strait College	September 1, 2009	Zhejiang, China	Control through agreements	Education program to college students

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, and entities controlled through agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

Risks and uncertainties related to doing business in China

The main operations of the Company are located in the PRC and conducted through its subsidiaries and affiliates. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Additionally, the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security or anti-monopoly concerns, as well as the Public Company Accounting Oversight Board’s ability to inspect the Company’s auditors, may impact the Company’s ability to conduct its business, accept foreign investments, or continue being listed on a U.S. stock exchange. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Liquidity

For the six months ended June 30, 2023, the Company had a negative cash flow from operations. As of June 30, 2023, the Company had cash of approximately $12.2 million. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of June 30, 2023 will be sufficient to meet its working capital needs for at least the next 12 months from the date of this filing.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

9

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $0.07 million) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $0.06 million) per bank are covered by “deposit insurance scheme” overseen by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of June 30, 2023 and December 31, 2022, cash at bank in Hong Kong amounted to $11.2 million and $11.7 million, respectively.

Account receivables and contract assets

Account receivables and contract assets are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advance to suppliers

Advance to suppliers consists of balances paid to suppliers that the goods or services have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment, devices and electronic component products in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2023 and December 31, 2022, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its borrowing rates set by the Central Bank of the PRC, determined by class of underlying asset, to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2023 and December 31, 2022.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of June 30, 2023 and December 31, 2022 approximates its carrying value based upon the short-term nature of the assets and liabilities.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Office equipment and furniture	5 years
Building	50 years
Transportation vehicles	5 years
Electronic equipment	5 years

11

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Land use rights

Land use rights are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 50 years.

Goodwill

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company assesses goodwill for impairment annually as of December 31, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Traditionally, goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating an implied fair value of goodwill.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year from acquisition date.

Intangible assets

Intangible assets consist primarily of online courses and software copyrights. Intangible assets are stated at cost less accumulated amortization, which are amortized using the composite life method with the estimated useful lives of 10 years.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

Contingent consideration

The Company accounts for “contingent consideration” according to FASB ASC 805, ”Business Combinations” (“FASB ASC 805”). Contingent consideration typically represents the acquirer’s obligation to transfer additional assets or equity interests to the former owners of the acquiree if specified future events occur or conditions are met. FASB ASC 805 requires that contingent consideration be recognized at the acquisition-date fair value as part of the consideration transferred in the transaction. FASB ASC 805 uses the fair value definition in Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As defined in FASB ASC 805, contingent consideration is (i) an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree, if specified future events occur or conditions are met or (ii) the right of the acquirer to the return of previously transferred consideration, if specified conditions are met.

12

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below.

Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer,

(ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company generates its revenue from the following sources:

-             Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities / colleges to forge partnerships with Chinese host universities / colleges to establish international education programs at degree level. Chinese host universities / colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities / colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities / colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities / colleges and the jointly managed academic programs, which are collected first by Chinese host universities / colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company. Since August 2022, the Company has been directly operating FMP and Strait College.

-             Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled with FMP and Strait College.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

-             Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted. Overseas Study Consulting Services had been discontinued since January 2023.

-             Technological Consulting and Support Services

The Company’s technological consulting services utilize advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, the Company also started to provide technical support services to business entities in addition to universities/colleges to construct and establish multi-location video conference center and other technical solutions. The Company’s technological consulting and support service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

In addition, some of the Company’s technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of operations and comprehensive income as providing financing to the customers is a core component under such contracts.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-             Technological Consulting and Support Services (continued)

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a goods or services (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. The Company allocates contract revenue to the identified separate units based on their relative standalone selling price. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances, where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-             Tailored job readiness training services

The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. The Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management, and other supporting services are carried throughout the training period.

-             Course fees

Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue. Revenues are reported net of all value added taxes.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of nil and $7.8 million as of June 30, 2023 and December 31, 2022, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. The contract liabilities balance as of December 31, 2022 primarily consisted of $7.5 million deferred revenue associated with course fees and $0.3 million deferred revenue associated with tailored job readiness training services.

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities / colleges, the Company provides technical support to Chinese universities / colleges for the customization of their campus data management application systems to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the condensed consolidated statements of operations and comprehensive income (loss).

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had been incurred during the six months ended June 30, 2023 and 2022. The Company does not believe there was any uncertain tax position as of June 30, 2023 and December 31, 2022.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended June 30, 2023 and 2022. As of June 30, 2023, all of the tax returns of the Company’s PRC subsidiaries and contractually controlled entities remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiaries and contractually controlled entities ranged from 3% to 6%.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of the awards is accounted for as a modification of the awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Company first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions were not expected to be satisfied, the grant date fair value of the original equity awards are ignored and the fair value of the equity awards measured at the modification date are recognized if the modified awards ultimately vest.

The Company uses the accelerated method to recognize compensation expense for all awards granted. The Company determined the fair value of the awards granted to employees. The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

Earnings per Share

Basic earnings per share (“EPS”) is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023 and 2022, there were no dilutive shares.

Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI, Wanwang, Boya Hong Kong and Wan Zhong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI, Wanwang, Boya Hong Kong and Wan Zhong currently only serve as the holding companies and did not have active operation as of June 30, 2023. The Company operates primarily through its subsidiaries and the affiliated entities in the PRC, and the functional currency for these companies in China is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	June 30,	December 31,
	2023	2022	2022
Period end spot rate	US$1=RMB7.2513	US$1=RMB6.6981	US$1=RMB6.8972
Average rate	US$1=RMB6.9688	US$1=RMB6.4976	US$1=RMB6.7526

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive income (loss).

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Account receivables consist of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Account receivables - tailored job readiness training services	$1,116,154	$1,503,452
Account receivables - course fee receivable	-	93,206
Account receivables - smart campus projects	47,695	50,144
Sub-total	1,163,849	1,646,802
Less: allowance for doubtful accounts	(518,319)	(598,993)
Account receivables, net	$645,530	$1,047,809

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. As of June 30, 2023 and December 31, 2022, the allowance for doubtful accounts was $0.5 million and $0.6 million, respectively.

The table below show movement of allowance for doubtful accounts:

	June 30,	December 31,
	2023	2022
	(unaudited)
Beginning balance	$598,993	-
Movements during the year	(53,507)	611,819
Exchange rate difference	(27,167)	(12,826)
Ending balance	$518,319	$598,993

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other assets, net, consisted of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Receivable from Minjiang University	-	$1,520,472
Prepaid expenses	189,610	1,350,171
Security deposits	171,726	178,947
Receivable from Fuzhou Education Bureau	22,982	126,441
Receivable from Melbourne Institute of Technology	24,154	119,903
Prepayments	204,308	300,133
Subtotal	612,780	3,596,067
Allowance for doubtful accounts	(189,496)	(120,353)
Prepaid expenses and other current assets, net	$423,284	$3,475,714

The table below show movement of allowance for doubtful accounts:

	June 30,	December 31,
	2023	2022
	(unaudited)
Beginning balance	$120,353	-
Movements during the period	78,061	122,930
Exchange rate difference	(8,918)	(2,577)
Ending balance	$189,496	$120,353

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — GOODWILL ON ACQUISITIONS, NET

During the year ended December 31, 2022, the Company completed two acquisitions. These acquisitions are expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Management has recorded a total provisional goodwill of $73.7 million arising from two acquisitions. The final goodwill arising from the acquisitions is dependent on the completion of the valuation of the assets acquired and liabilities assumed (including any intangible assets). Adjustments to the provisional amount may be required upon finalization of the valuation of net assets. There is a twelve-month period to finalize the purchase price allocation, accordingly management’s assessment is provisional at this time.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Office equipment and furniture	$9,217,293	$9,625,248
Property	8,672,984	9,118,253
Transportation vehicles	240,584	252,936
Electronic equipment	71,508	91,288
Subtotal	18,202,369	19,087,725
Construction in progress	928,109	975,758
Less: accumulated depreciation	(10,368,406)	(9,868,553)
Property and equipment, net	$8,762,072	$10,194,930

Depreciation expense was $1,034,004 and $7,402 for the six months ended June 30, 2023 and 2022, respectively.

The construction in progress relates to 20 units of housing project which are expected to be delivered in 2023. The contract amount was $1.0 million which had been fully provided for, no further capital commitment for this housing project as of June 30, 2023.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LAND USE RIGHTS, NET

Land use rights, net, consist of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Land use rights	$1,676,403	$1,762,469
Less: accumulated amortization	(490,873)	(493,033)
Land use rights, net	$1,185,530	$1,269,436

Amortization expense was $22,805 and nil for the six months ended June 30, 2023 and 2022, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
For the remainder of Fiscal 2023	$16,764
Fiscal 2024	33,528
Fiscal 2025	33,528
Fiscal 2026	33,528
Fiscal 2027	33,528
Thereafter	1,034,654
Total	$1,185,530

NOTE 8 – INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2023	2022
	(unaudited)
Online course and software copyrights	$602,375	$633,300
Software copyrights	15,322	-
Less: accumulated amortization	(242,546)	(210,028)
Intangible asset, net	$375,151	$423,272

Amortization expense was $32,064 and nil for the six months ended June 30, 2023 and 2022, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
For the remainder of Fiscal 2023	$30,815
Fiscal 2024	61,628
Fiscal 2025	60,817
Fiscal 2026	60,237
Fiscal 2027	59,657
Thereafter	101,997
Total	$375,151

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM BANK LOAN

Short-term bank loan consists of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Short-term bank loan
China Construction Bank	$31,519	$20,784
Total	$31,519	$20,784

The following table summarizes the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of unsecured short-term bank loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of June 30, 2023	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 7, 2023	April 7, 2024	228,553	$31,519	3.8%
Total unsecured short-term bank loan			228,553	$31,519

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of December 31, 2022	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 27, 2022	April 27, 2023	143,353	$20,784	4.7%
Total unsecured short-term bank loan			143,353	$20,784

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TAXES PAYABLE

Taxes payable consist of the following:

	June 30,	December 31,
	2023	2022
	(unaudited)
Income tax payable	$823,335	$865,605
Value added tax payable	519,014	475,861
Other taxes payable	4,431	13,499
Total taxes payable	$1,346,780	$1,354,965

NOTE 11 – LOANS FROM THIRD PARTIES

As of June 30, 2023 and December 31, 2022, loans from third parties consist of unsecured loans from third parties at a weighted average annual effective interest rate of 16.4% and 8.7% for working capital purposes, respectively. These loans do not have repayment period and are repayable on demand.

NOTE 12 – CONTINGENT CONSIDERATION

1.

On February 1, 2022, the Company entered into a stock purchase agreement with Wanwang, Xiaoshi Huang and Thrive Shine Limited, a company incorporated in the BVI (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. The stock purchase agreement was amended on February 16, 2022 to update the payment method and the transaction was closed on August 31, 2022. As of June 30, 2023, a consideration of $8.7 million was paid and the remaining $19.3 million consideration is contingent on the Sellers meeting the following conditions: (i) to ensure the quality of teaching for FMP and Strait College; (ii) either total income or net profit equals or exceeds 20% of total income or net profit of 2021 of FMP and Strait College; and (iii) to ensure management and personnel stability.

2.

On June 9, 2022, the Company entered into a stock purchase agreement with Beijing Cloud Class Technology Co., Ltd. (the “Seller”) to acquire all of the equity interests in Oriental Wisdom for a consideration of $9.9 million. As of December 31, 2022, a consideration of $7.7 million was settled by issuance of 7 million ordinary shares to the Seller and the remaining $2.2 million consideration is contingent on the Seller meeting the following conditions: (i) net profit of Oriental Wisdom for 2023 exceeding RMB6 million ($0.9 million) and (ii) net profit of Oriental Wisdom for 2024 exceeding RMB9 million ($1.3 million).

NOTE 13 — RELATED PARTY TRANSACTIONS

Due to a related party

As of June 30, 2023 and December 31, 2022, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $2.8 million and $0.4 million, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since May 2023 onwards and due on demand.

For the six months ended June 30, 2023 and 2022, interest expenses were $2,439 and nil, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company, Aiways Automobile, and Aiways Merger Sub are not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI and Wanwang are incorporated in the BVI as an offshore holding company and are not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong and Wan Zhong are incorporated in Hong Kong and are subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong and Wan Zhong did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

China Liberal Beijing was approved as a HNTE and is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses (“Preferential Tax Treatment”) beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and has since continued to enjoy the reduced income tax rate of 15% for another three years until December 2022. In December 2022, China Liberal Beijing renewed its HNTE Certificate again, which is valid for another three years until December 2025. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Other subsidiaries in the PRC are subject to a standard 25% income tax rate.

The corporate income taxes of China Liberal Beijing for fiscal years 2021 and 2020 were reported at the Preferential Tax Treatment as a result of China Liberal Beijing being approved as a HNTE. The corporate income taxes of Oriental Wisdom for the fiscal year 2022 was also reported at the Preferential Tax Treatment due to its status as an HNTE. The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The impact of the Preferential Tax Treatment noted above decreased corporate income taxes by $0.2 million and $0.4 million for the six months ended June 30, 2023 and 2022, respectively. The benefit of the Preferential Tax Treatment on net income per share (basic and diluted) was $0.01 and $0.03 for the six months ended June 30, 2023 and 2022, respectively.

The components of the income tax provision are as follows:

	June 30,	June 30,
	2023	2022
	(unaudited)	(unaudited)
Current tax provision
Cayman	-	-
BVI	-	-
Hong Kong	-	-
PRC	1,966	42
Total current tax provision	$1,966	$42
Deferred tax provision
Cayman	-	-
BVI	-	-
Hong Kong	-	-
PRC	-	-
Total deferred tax provision	-	-
Income tax provision	$1,966	$42

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2023 and 2022:

	June 30,	June 30,
	2023	2022
	(unaudited)	(unaudited)
China Income tax statutory rate	25.0%	25.0%
Permanent difference	(3.3)%	-
Effect of PRC preferential tax treatment	(52.8)%	(30.6)%
Non-PRC entities not subject to PRC income tax	31.5%	5.6%
Effective tax rate	0.5%	0.0%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2023, all of the Company’s tax returns for its PRC subsidiaries remained open for statutory examination by PRC tax authorities.

NOTE 15 — CONCENTRATIONS

For the six months ended June 30, 2023, no customer accounts for more than 10% of the Company’s total revenue. For the six months ended June 30, 2022, two customers accounted for approximately 50.0% and 32.3% of the Company’s total revenue, respectively.

As of June 30, 2023, three customers accounted for 37.3%, 14.0% and 13.4% of the total outstanding accounts receivable balance, respectively. As of December 31, 2022, three customers accounted for 39.8%, 18.0% and 14.5% of the total outstanding accounts receivable balance, respectively.

For the six months ended June 30, 2023 and 2022, there was no supplier accounted for more than 10% of the total cost of revenue.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of the Company is 50,000,000 shares of par value of $0.001 each.

Issuance of ordinary shares

On May 12, 2020, the Company completed its initial public offering of 1,333,333 ordinary shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting underwriting discounts and other offering expenses, resulting in net proceeds of approximately $5.4 million. In connection with the offering, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “CLEU.”

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from this offering were $29.0 million.

On February 20, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and an aggregate purchase price of $3.0 million. The net proceeds to the Company from this offering were $3.0 million.

On April 18, 2022, the Company issued and sold a total of 6,000,000 ordinary shares at a price of $1.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from this offering were $9.0 million.

As of June 30, 2023 and December 31, 2022, the Company had a total of 31,598,333 ordinary shares issued and outstanding, respectively.

In September 2023, the Company issued and sold a total of 18,000,000 ordinary shares at a price of $0.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from this offering were $8.9 million.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company (the “Board of Directors”). The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their respective statutory reserves and share capital, to the Company in the form of loans, advances or cash dividends. Only PRC subsidiaries’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of June 30, 2023 and December 31, 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $0.8 million and $1.0 million, respectively, and total restricted net assets amounted to $7.8 million and $7.6 million, respectively.

27

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including course fees, Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Tailored job readiness services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the six months ended June 30, 2023 and 2022 were generated in the PRC. As of June 30, 2023 and December 31, 2022, a majority of the long-lived assets of the Company were located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the six months ended June 30, 2023 and 2022, respectively:

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue from course fees	$7,664,887	-
Revenue from Sino-foreign Jointly Managed Academic Programs	-	$2,147,608
Revenue from Technological Consulting Services for Smart Campus Solutions	413,673	166,641
Revenue from Overseas Study Consulting Services	-	329,678
Revenue from tailored job readiness training services	944,944	93,483
Total revenue	$9,023,504	$2,737,410

NOTE 18 - SUBSEQUENT EVENTS

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure.

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